

VIA FACSIMILE AND U.S. MAIL

June 16, 2006

Mr. Bill W. Wheat
Executive Vice President and Chief Financial Officer
D. R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, Texas 76102

> RE: **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Forms 10-Q for Fiscal Quarters Ended December 31, 2005 and**
> **March 31, 2006**
> **File No. 1-14122**

Dear Mr. Wheat:

We have reviewed your letter dated June 7, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005</u>

<u>Financial Statements</u>

<u>Note A – Summary of Significant Accounting Policies</u>

<u>Reporting Segments, page 47</u>

1. We reviewed the reports you provided us in response to comment one. Your monthly financial report package for April 2006 indicates that your chief operating decision maker regularly reviews discreet financial information by operating division. You also acknowledged in your prior response to comment six from our letter dated April 14, 2006, that your CEO reviews financial information in comprehensive form in various presentations including by operating division. Based upon the information you have provided us, it remains

unclear as to why each of your 43 separate homebuilding operating divisions do not constitute your operating segments. Please provide us with additional information explaining why your operating divisions are not your operating segments. Otherwise, please provide us with an aggregation analysis under paragraph 17 of SFAS 131 assuming your operating divisions are your operating segments. Please tell us how you determined that each of your operating segments have similar economic characteristics as required by paragraph 17 of SFAS 131 for aggregation. In doing so, please address any apparent differences in economic characteristics and trends between each segment being aggregated. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years, the most recent interim periods, and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the two operating segments and your basis for concluding that each difference was only temporary. Refer to paragraphs 17 and 18 of SFAS 131; EITF 04-10; and Question 8 of the FASB Staff Implementation Guide for SFAS 131.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief